Exhibit 99.1

Cascades sells its participation in GSD Packaging, LLC.

Kingsey Falls, January 25, 2007 — Cascades Inc. (CAS: Toronto Stock Exchange) announces the sale of its 40% participation in GSD Packaging, LLC, a US food pail manufacturing company, to Rock-Tenn Company. The proceeds of this transaction, which amount to $US 32 million, will be used to reduce Cascades’ debt.

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 14,000 men and women who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information:	Source:

MEDIA	Mr. Éric Laflamme
Mr. Hubert Bolduc	President and chief operating officer
Vice-President, Communications
and Public Affairs
(514) 912-3790

INVESTORS
Mr. Marc Jasmin, C.M.A.
Director, Investor relations
(514) 282-2681